Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Twelve Months Ended December 31,				Six Months Ended December 31,	Twelve Months Ended June 30,
	2004	2003	2002	2001	2001	2001	2000
	(Unaudited)
Earnings:
Income from continuing operations before income taxes	82,563	(33,507)	(40,423)	183,370	(19,620)	240,335	106,547
Fixed charges, as shown below	40,598	41,084	50,358	47,952	18,787	62,343	61,670
Equity in income of investees	4,317	8,851	9,818	(11,249)	(796)	(19,437)	(1,969)

Adjusted Earnings (Loss)	127,478	16,428	19,753	220,073	(1,629)	283,241	66,248

Fixed charges:
Interest on indebtedness, expensed or capitalized	31,429	34,451	46,213	43,356	16,564	57,598	55,289
Interest within rent expense	9,169	6,633	4,145	4,596	2,223	4,745	6,381

Total Fixed Charges	40,598	41,084	50,358	47,952	18,787	62,343	61,670

Ratio of Earnings to Fixed Charges	3.14	(1)	(2)	4.59	(3)	4.54	2.70

(1)	The deficiency of earnings to cover fixed charges was $24,656 for the twelve month period ended December 31, 2003.
(2)	The deficiency of earnings to cover fixed charges was $30,605 for the twelve month period ended December 31, 2002.
(3)	The deficiency of earnings to cover fixed charges was $20,416 for the six month period ended December 31, 2001.